

August 16, 2024

Matthew Shafer
Chief Financial Officer
Cardiff Lexington Corp
3753 Howard Hughes Parkway, Suite 200
Las Vegas, NV 89169

>    **Re:  Cardiff Lexington Corp**
>         **Form 10-K for Fiscal Year Ended December 31, 2023**
>         **Filed March 27, 2024**
>         **Form 10-Q for Fiscal Quarter Ended June 30, 2024**
>         **Filed August 14, 2024**
>         **Response Letter Dated August 7, 2024**
>         **File No. 000-49709**

Dear Matthew Shafer:

We have reviewed your August 7, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 30, 2024 letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2024
1. Summary of Significant Accounting Polices
Accounts Receivable, page 9

1.    We note that during the first quarter of fiscal year 2024 you recognized $0 credit loss expense for the accounts receivable recognized during the period.  However, your accounting policy indicates that you use the loss rate method to recognize an allowance for credit losses to present the net amount expected to be collected for trade receivables. Based on your accounting policy and the guidance in ASC 326-20-30-1 through 30-10, it is unclear how you concluded that the associated credit loss risk was zero.  Please advise. To the extent that you did not recognize a credit loss expense for the accounts receivable recognized during the second quarter of fiscal year 2024, please explain the

appropriateness of your accounting.

2.     Please disclose the carrying value of the accounts receivable factored (sold) during the six-months ended June 30, 2023 along with the corresponding amount of cash received from the third party(s).  Refer to comments 1 and 3 along with the guidance in ASC 326-20-50- 11.i.

3.     We note your disclosure on page 10 that the $1,242,017 of credit loss expense recognized during the six months ended June 30, 2024 is not material in relation to the accounts receivable balances and revenue.  Please revise this statement to clarify that the expense is material, as it is 25% of your revenue and is substantially in excess of income from continuing operations and net loss.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 46

4.     We note your disclosure on page 48 that the average collection time for accounts receivable is approximately 470 days from the patient's initial date of service, which is the same disclosure provided in your fiscal year 2023 Form 10-K for fiscal year 2023.  However, on page 9, you state, "[c]ollection of that revenue typically occurs eighteen to twenty-four months later and after the patient claim develops and settles." We further note your statements on pages 10, 44, 46 and 47 that you have "experienced lower than normal settlements [of your] accounts receivable".  Please revise your disclosures to address these apparent inconsistencies.

5.     We note your response to the fourth bullet of comment 2 and to comment 5.  We further note that for the six-months ended June 30, 2024, you have recognized total expense of $1,242,017 to the allowance for credit loss and wrote-off $1,199,155 from the allowance.  Please expand your disclosures to provide a comprehensive discussion and analysis of the credit loss expense recognized for the current period, any adjustments to previously recognized credit loss expense, and the write-offs of the accounts receivable-net deemed uncollectible to provide investors with sufficient information to understand the specific facts and circumstances impacting the recoverability of accounts receivable-net.  This disclosure should include quantification of the components of the $1,242,017 expense.  To the extent that a portion of the expense relates to you accepting a reduced amount to settle outstanding accounts receivable-net, please disclose the specifics about each of these fact patterns, the carrying amount of the accounts receivable-net and the settlement amount received, and how such settlements are possible given your statement that you do not receive payment until the patient receives a settlement.

6.     We note your statements on pages 44 and 46 that your repayment of the liability associated with third-party factoring of accounts receivable from previous years is impacting the increase in bad debt expense and you are experiencing lower than normal settlements of your accounts receivable.  In response to the third bullet of comment 1 in our letter dated July 16, 2024, you revised your disclosures on page 46 of Amendment No. 3 to Form 10-K for fiscal year ended December 31, 2023, to state that the accrued liability for collections of previously factored receivables represents the collections (i.e., cash received) for the receivables sold to third party factors where the collections received are then remitted to the third party factors.  Given the nature of this liability, and the fact that your previously factored receivables are no longer reflected on your balance sheet, it

is not clear how the repayment of this liability would impact the collectability of your accounts receivable balances as of each period presented. As such, please remove reference to the settlement of this liability from your discussion of the collectability of your accounts receivable-net balance and the associated allowance for credit loss expense. Also, please remove the reference in the analysis provided for selling, general and administrative expenses for both periods presented.

Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services